Exhibit 12

General Electric Capital Corporation and consolidated affiliates
Computation of Ratio of Earnings to Fixed Charges and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Nine months ended September 30, 2015
(Unaudited)

(Dollars in millions)

Loss(a)	$(1,128)
Plus:
Interest and other financial charges included in expense(b)	5,452
One-third of rental expense(c)	104

Adjusted "earnings"	$4,428

Fixed charges:
Interest and other financial charges included in expense(b)	$5,452
Interest capitalized	17
One-third of rental expense(c)	104

Total fixed charges	$5,573

Ratio of earnings to fixed charges	0.79

Preferred stock dividend requirements	$161

Ratio of earnings before provision for income taxes to earnings from continuing operations	0.14

Preferred stock dividend factor on pre-tax basis	$22
Fixed charges	5,573

Total fixed charges and preferred stock dividend requirements	$5,595

Ratio of earnings to combined fixed charges and preferred stock dividends	0.79

(a)	Loss before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.
(c)	Considered to be representative of interest factor in rental expense.